Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the Third Quarter of 2024 and the Declaration of a Dividend
MONACO--(GLOBE NEWSWIRE - October 29, 2024) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers" or the "Company") today reported its results for the three and nine months ended September 30, 2024. The Company also announced that its board of directors (the "Board of Directors") has declared a quarterly cash dividend on its common shares of $0.40 per share.
Results for the three months ended September 30, 2024 and 2023
For the three months ended September 30, 2024, the Company had net income of $158.7 million, or $3.31 basic and $3.16 diluted earnings per share.
For the three months ended September 30, 2024, the Company had adjusted net income (see Non-IFRS Measures section below) of $87.7 million, or $1.83 basic and $1.75 diluted earnings per share, which excludes from net income (i) a $69.3 million, or $1.45 per basic and $1.38 per diluted share, gain on sales of vessels, (ii) a $2.8 million, or $0.06 per basic and diluted share, gain on sale of a vessel within a joint venture, and (iii) a $1.1 million, or $0.02 per basic and diluted share, fair value loss on financial assets measured at fair value.
For the three months ended September 30, 2023, the Company had net income of $100.4 million, or $2.01 basic and $1.93 diluted earnings per share.
For the three months ended September 30, 2023, the Company had adjusted net income (see Non-IFRS Measures section below) of $99.2 million, or $1.99 basic and $1.91 diluted earnings per share, which excludes from net income (i) a $6.0 million, or $0.12 per basic and diluted share, write-off or acceleration of the amortization of deferred financing fees on certain lease financing obligations and related debt extinguishment costs, and (ii) a $7.1 million, or $0.14 per basic and diluted share, gain on the sale of a vessel.

Results for the nine months ended September 30, 2024 and 2023
For the nine months ended September 30, 2024, the Company had net income of $600.2 million, or $12.18 basic and $11.62 diluted earnings per share.
For the nine months ended September 30, 2024, the Company had adjusted net income (see Non-IFRS Measures section below) of $482.6 million, or $9.79 basic and $9.34 diluted earnings per share, which excludes from net income (i) a $124.0 million, or $2.52 per basic and $2.40 per diluted share, gain on sales of vessels, (ii) a $2.8 million, or $0.06 per basic and $0.05 per diluted share, gain on sale of a vessel within a joint venture, (iii) a $1.1 million, or $0.02 per basic and diluted share, fair value loss on financial assets measured at fair value, and (iv) a $8.1 million, or $0.16 per basic and diluted share, write-off or acceleration of the amortization of deferred financing fees related to unscheduled debt and lease payments and debt extinguishment costs on certain lease financing obligations.
For the nine months ended September 30, 2023, the Company had net income of $426.0 million, or $8.00 basic and $7.68 diluted earnings per share.
For the nine months ended September 30, 2023, the Company had adjusted net income (see Non-IFRS Measures section below) of $428.1 million, or $8.04 basic and $7.72 diluted earnings per share, which excludes from net income (i) a $9.3 million, or $0.17 per basic and diluted share, write-off or acceleration of the amortization of deferred financing fees on certain lease financing obligations and related debt extinguishment costs, and (ii) a $7.1 million, or $0.13 per basic and diluted share, gain on the sale of a vessel.

Declaration of Dividend
On October 28, 2024, the Company's Board of Directors declared a quarterly cash dividend of $0.40 per common share, with a payment date of December 13, 2024 to all shareholders of record as of November 22, 2024 (the record date). As of October 28, 2024, there were 50,525,001 common shares of the Company outstanding.

Summary of Third Quarter 2024 and Other Recent Significant Events
•Below is a summary of the average daily Time Charter Equivalent ("TCE") revenue (see Non-IFRS Measures section below) and duration of contracted voyages and time charters for the Company's vessels (both in the pools and outside of the pools) thus far in the fourth quarter of 2024 as of the date hereof (See footnotes to "Other operating data" table below for the definition of daily TCE revenue):

	Pool and Spot Market			Time Charters Out of the Pool
	Average Daily TCE Revenue	Expected Revenue Days (1)	% of Days	Average Daily TCE Revenue	Expected Revenue Days (1)	% of Days
LR2	$31,600	2,450	35%	$30,750	910	100%
MR	$20,800	3,750	35%	$22,500	500	100%
Handymax	$13,000	1,150	34%	N/A	N/A	N/A
(1)     Expected Revenue Days are the total number of calendar days in the quarter for each vessel, less the total number of expected off-hire days during the period associated with major repairs or drydockings. Consequently, Expected Revenue Days represent the total number of days the vessel is expected to be available to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. The Company uses revenue days to show changes in net vessel revenues between periods.
•Below is a summary of the average daily TCE revenue earned by the Company's vessels during the third quarter of 2024:

	Average Daily TCE Revenue
Vessel class	Pool / Spot	Time Charters
LR2	$38,011	$30,872
MR	$25,146	$21,824
Handymax	$19,605	N/A
•In October 2024, the Company entered into an agreement to sell its 2019 built scrubber fitted LR2 product tanker, STI Lily for $73.5 million. The sale is expected to close within the fourth quarter of 2024. This vessel was collateralized under the 2023 $1.0 Billion Credit Facility and the Company recently repaid $22.9 million of debt on this facility in anticipation of the closing of the sale. This debt repayment did not impact the undrawn amount of $288.2 million that is currently available under the revolving portion of this facility.
•During the third quarter of 2024, the Company entered into agreements to sell two 2014 built scrubber fitted MR product tankers, STI San Antonio and STI Texas City, for $42.5 million per vessel. These sales are expected to close within the fourth quarter of 2024. There will be no debt repayments as a result of these sales as (i) STI San Antonio was recently replaced by STI Memphis as collateral on the 2023 $225.0 million Credit Facility and (ii) STI Texas City was released from the collateral package on the 2023 $117.4 Million Credit Facility given the sufficient headroom under the leverage covenant with the six remaining collateralized vessels under the facility.
•During the third quarter of 2024, the Company invested $89.1 million for a passive, minority interest in DHT Holdings Inc. (“DHT”), a publicly traded crude tanker shipping company which owns a fleet of 28 Very Large Crude Carriers. The Company purchased 7,982,480 common shares in DHT, or 4.9% of the outstanding shares, in the open market at an average price of $11.17 per share during this period. This investment reflects the Company's constructive outlook in this sector.
•During the third quarter of 2024, the Company entered into a three-year time charter-out agreement for the 2018 built MR product tanker, STI Jardins, for $29,550 per day. This vessel is not scrubber-fitted and the time charter commenced in October 2024.
•On July 29, 2024, the Company’s Board of Directors replenished and increased the 2023 Securities Repurchase Program to purchase up to an aggregate of $400 million of the Company’s securities which, in addition to its common shares also consist of its Unsecured Senior Notes Due 2025 (NYSE: SBBA).
•In July 2024, the Company executed an agreement with the lenders on its 2023 $225.0 Million Credit Facility to convert the then $174.2 million outstanding balance on this facility from a term loan to a revolving credit facility. While the repayment schedule remains unchanged, this amendment gives the Company the flexibility to make unscheduled repayments that can be re-drawn in the future subject to a quarterly amortization profile.

•In September 2024, the Company repaid the outstanding balance of $64.2 million on its BNPP Sinosure Credit Facility. The facility was collateralized by five vessels and bore interest at SOFR plus a blended margin (between the Commercial and Sinosure facilities) of 2.91% per annum.
•During the third quarter of 2024, the Company closed on the sales of six MR product tankers. The 2012 built vessels, STI Garnet, STI Onyx, STI Ruby, and STI Topaz, were sold for $142.5 million in aggregate to three separate buyers. The 2013 built vessel, STI Beryl (which is not scrubber fitted), was sold for $36.6 million and the 2015 built MR product tanker, STI Manhattan, was sold for $40.8 million. The Company did not make any debt repayments as a result of these sales as STI Garnet, STI Onyx, STI Ruby, STI Topaz, and STI Beryl were unencumbered at the time of the sales and STI Manhattan was replaced by STI Notting Hill as collateral for the 2023 $1.0 Billion Credit Facility.
Securities Repurchase Program
From July 1, 2024 through October 28, 2024, the Company repurchased 3,362,410 of its common shares in the open market at an average price of $73.34 per share under the 2023 Securities Repurchase Program. Since April 1, 2024, the Company has repurchased an aggregate of 4,049,064 of its common shares in the open market at an average price of $74.17 per share.
There is $208.9 million available under the 2023 Securities Repurchase Program as of October 28, 2024.
Diluted Weighted Number of Shares
The computation of earnings per share is determined by taking into consideration the potentially dilutive shares arising from the Company’s equity incentive plan. These potentially dilutive shares are excluded from the computation of earnings per share to the extent they are anti-dilutive.
For the three and nine months ended September 30, 2024, the Company’s basic weighted average number of shares outstanding were 47,941,734 and 49,285,618, respectively. For the three and nine months ended September 30, 2024, the Company’s diluted weighted average number of shares outstanding were 50,150,721 and 51,644,038, respectively, which included the potentially dilutive impact of restricted shares issued under the Company’s equity incentive plan.
Conference Call
Title: Scorpio Tankers Inc. Third Quarter 2024 Conference Call
Date: Tuesday October 29, 2024
Time: 9:00 AM Eastern Daylight Time and 2:00 PM Central European Time
The conference call will be available over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com and the webcast link:
https://edge.media-server.com/mmc/p/bcz8upph
Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
The conference will also be available telephonically:
US/CANADA Dial-In Number: 1-833-636-1321
International Dial-In Number: 1-412-902-4260
Please ask to join the Scorpio Tankers Inc. call.
Participants should dial into the call 10 minutes before the scheduled time.

Current Liquidity
As of October 25, 2024, the Company had $220.5 million in unrestricted cash and cash equivalents and $288.2 million of availability under the revolving portion of the 2023 $1.0 Billion Credit Facility. The sale of STI Lily is expected to close within the next two weeks. The sale price is $73.5 million and the debt related to this vessel of $22.9 million has already been repaid in anticipation of closing. The sales of STI Texas City and STI San Antonio are expected to close within the fourth quarter of 2024 for $42.5 million per vessel. There is no debt repayment associated with these sales.
Debt
The following table sets forth the unscheduled debt repayments that the Company recently completed.

Facility	Repayment date	Principal balance repaid (in millions)	Vessels
BNPP Sinosure Credit Facility	Sept-24	$64.2	STI Park, STI Orchard, STI Elysees, STI Fulham, STI Hackney
Total unscheduled repayments - Q3 2024		$64.2

2023 $1.0 Billion Credit Facility	Oct-24	$22.9	STI Lily
Total unscheduled repayments - Q4 2024		$22.9
Set forth below is a summary of the principal balances of the Company’s outstanding indebtedness as of the dates presented:

	In thousands of U.S. Dollars	Outstanding Principal as of June 30, 2024	Outstanding Principal as of September 30, 2024	Outstanding Principal as of October 25, 2024
1	BNPP Sinosure Credit Facility (1)	$64,212	$—	$—
2	2023 $225.0 Million Credit Facility (2)	182,625	174,150	174,150
3	2023 $49.1 Million Credit Facility	43,318	42,164	42,164
4	2023 $117.4 Million Credit Facility	100,386	96,134	96,134
5	2023 $1.0 Billion Credit Facility (3)	374,128	374,128	351,213
6	2023 $94.0 Million Credit Facility	88,075	85,658	85,658
7	Ocean Yield Lease Financing	23,871	23,095	22,830
8	2021 Ocean Yield Lease Financing	55,166	53,691	53,194
9	Unsecured Senior Notes Due 2025	70,571	70,571	70,571
	Gross debt outstanding	1,002,352	919,591	895,914
	Cash and cash equivalents	224,649	201,001	220,527
	Net debt	$777,703	$718,590	$675,387
(1)    Refer to the preceding table for a description of unscheduled payment activity that has recently occurred.
(2)    In July 2024, the Company amended its 2023 $225.0 Million Credit Facility to convert this credit facility from a term loan to a revolving credit facility. The amendment gives the Company the flexibility to make unscheduled repayments on this facility that can be re-drawn in the future. As of October 25, 2024 there is $174.2 million outstanding on this facility and under the amendment, the outstanding and/or availability of the revolving credit facility will continue to amortize quarterly under the same schedule as the original term loan.
(3)    In October 2024, the Company gave notice on the 2023 $1.0 Billion Credit Facility to prepay $22.9 million of debt related to STI Lily in anticipation of the closing of the sale of the vessel. This debt repayment did not impact the undrawn amount of $288.2 million that is currently available under the revolving portion of this facility.

Set forth below are the estimated expected future principal repayments on the Company's outstanding indebtedness as of September 30, 2024, which includes principal amounts due under the Company's secured credit facilities, lease financing arrangements and Unsecured Senior Notes Due 2025 (which also include actual scheduled payments made from October 1, 2024 through October 25, 2024):

In millions of U.S. dollars	Repayments/maturities of unsecured debt	Vessel financings - maturities in 2024 and 2025, including announced prepayments (2)	Vessel financings - scheduled repayments, in addition to maturities in 2026 and thereafter	Total (1)
October 1, 2024 to October 25, 2024	$—	$22.9	$0.8	$23.7
Remaining Q4 2024	—	—	17.8	17.8
Q1 2025	—	—	18.5	18.5
Q2 2025	70.6	—	14.6	85.2
Q3 2025	—	—	14.6	14.6
Q4 2025	—	—	14.7	14.7
2026 and thereafter	—	—	745.1	745.1
	$70.6	$22.9	$826.1	$919.6
(1)    Amounts represent the principal payments due on the Company’s outstanding indebtedness as of September 30, 2024.
(2)    Reflects the October 2024 prepayment of the 2023 $1.0 Billion Credit Facility in anticipation of the sale of STI Lily.

Drydock Update
Set forth below is a table summarizing the drydock activity that occurred during the third quarter of 2024 and the estimated expected payments to be made, and off-hire days that are expected to be incurred, for the Company's drydocks through 2024 and 2025:

			Number of (3)
	Aggregate costs in millions of USD (1)	Aggregate off-hire days (2)	LR2s	MRs	Handymax

Q3 2024 - actual	$30.4	481	4	9	5
Q4 2024 - estimated	43.3	356	4	8	6
Q1 2025 - estimated	8.1	176	3	3	0
Q2 2025 - estimated	12.7	180	4	5	0
Q3 2025 - estimated	7.1	100	2	3	0
Q4 2025 - estimated	1.6	20	1	0	0
(1)    These costs include estimated cash payments for drydocks. These amounts may include costs incurred for previous projects for which payments may not be due until subsequent quarters, or payments that are due in advance of the scheduled service and may be scheduled to occur in quarters prior to the actual drydocks. The timing of the payments set forth are estimates only and may vary as the timing of the related drydocks finalize.
(2)    Represents the total estimated off-hire days during the period for drydockings or major repairs, including vessels that commenced work in a previous period.
(3)    Represents the number of vessels scheduled to commence drydock. It does not include vessels that commenced work in prior periods but will be completed in the subsequent period. Additionally, the timing set forth in these tables may vary as drydock times are finalized.

Explanation of Variances on the Third Quarter of 2024 Financial Results Compared to the Third Quarter of 2023
For the three months ended September 30, 2024, the Company recorded net income of $158.7 million compared to net income of $100.4 million for the three months ended September 30, 2023. The following were the significant changes between the two periods:
•TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot voyages, time charters, and pool charters), and it provides useful information to investors and management. The following table sets forth TCE revenue for the three months ended September 30, 2024, and 2023:

	For the three months ended September 30,
In thousands of U.S. dollars	2024	2023
Vessel revenue	$267,986	$291,179
Voyage expenses	(9,785)	(1,985)
TCE revenue	$258,201	$289,194

•TCE revenue for the three months ended September 30, 2024 decreased by $31.0 million to $258.2 million, from $289.2 million for the three months ended September 30, 2023. Overall, the average daily TCE revenue increased to $28,488 per vessel during the three months ended September 30, 2024, from $28,313 per vessel during the three months ended September 30, 2023. The average number of vessels was 104.8 during the three months ended September 30, 2024 as compared to 112.1 during the three months ended September 30, 2023.
◦TCE revenue for the three months ended September 30, 2024 declined as compared to the same period in the previous year. This was mainly attributable to a decrease in the average number of vessels in the Company's fleet during each period. Additionally, a combination of seasonality, reduced product exports in certain regions, and competition from crude tankers added pressure to daily spot TCE rates during the third quarter of 2024. During the first half of 2024, daily spot TCE rates for the Company’s LR2 vessels benefited from strong global distillate demand and increasing ton miles as vessels re-routed around the Cape of Good Hope due to conditions in the Red Sea. The resultant spike in daily spot TCE rates on this route, coupled with weak demand for crude oil tankers, drew the attention of larger crude tanker owners (VLCCs and Suezmaxes) who underwent the costly process to clean the cargo tanks of their vessels and temporarily enter the clean trade. While LR2 daily TCE rates have improved as compared to the third quarter of 2023, the entry of crude vessels into the LR2 trade captured longer ton-mile clean tanker demand that would have otherwise gone to LR2s, consequently suppressing daily spot TCE rates for the Company’s LR2 vessels as compared to the second quarter of 2024. Additionally, seasonality and reduced refinery throughput attributable to lower refining margins led to decreased volumes from Asia and Europe, which had a negative impact on daily spot TCE rates earned by the Company's MR and Handymax vessels.
◦TCE revenue for the three months ended September 30, 2023 was impacted by extended refinery maintenance, lower refining margins, and a reduction in arbitrage opportunities, which all led to reduced refinery throughput and decreased volumes from major export regions. These conditions improved in the latter part of the quarter and daily TCE rates strengthened as a result. On a seasonally adjusted basis, demand for the Company's vessels during the third quarter of 2023 was supported by growing underlying consumption for refined petroleum products against the backdrop of low inventory levels and a modest newbuilding orderbook.
•Vessel operating costs for the three months ended September 30, 2024 increased by $1.8 million to $80.9 million, from $79.1 million for the three months ended September 30, 2023. Overall, the average daily vessel operating costs increased to $8,395 per vessel for the three months ended September 30, 2024 from $7,669 per vessel for the three months ended September 30, 2023. The increase was seen across all vessel classes, with the LR2 segment having the largest increase, which was driven by higher repairs and maintenance and spare parts costs, coupled with disruptions in trading patterns that have impacted the costs of sourcing and transporting spare parts.

•Depreciation expense – owned or sale leaseback vessels for the three months ended September 30, 2024 decreased by $1.5 million to $45.5 million, from $47.0 million for the three months ended September 30, 2023. Depreciation - right of use assets also decreased by $4.1 million over the same period. This combined decrease was primarily attributable to a decrease in the average number of owned vessels, which was 104.8 during the three months ended September 30, 2024 as compared to 112.1 during the three months ended September 30, 2023.
•General and administrative expenses for the three months ended September 30, 2024 increased by $5.3 million to $30.0 million, from $24.6 million for the three months ended September 30, 2023 due to an increase in non-cash restricted stock amortization resulting primarily from grants made in the second quarter of 2024. The stock price on the dates of the grants is used as the fair value for the accounting of the awards under IFRS. The awards granted to employees vest ratably in years three, four and five following the initial grant.
•Financial expenses for the three months ended September 30, 2024 decreased by $28.8 million to $20.9 million, from $49.7 million for the three months ended September 30, 2023. This decrease was primarily attributable to the overall reduction in interest expense on debt and sale leaseback arrangements due to the Company's deleveraging efforts over the past twelve months. The Company's average indebtedness decreased to $1.0 billion during the three months ended September 30, 2024, as compared to $2.0 billion during the three months ended September 30, 2023. Additionally:
•The Company recorded nominal debt extinguishment related costs during the three months ended September 30, 2024, as compared to $6.0 million during the three months ended September 30, 2023.
•The amortization of deferred financing fees was $2.0 million during the three months ended September 30, 2024, as compared to $1.9 million during the three months ended September 30, 2023.
•Dividend income and fair value loss on financial assets measured at fair value through profit or loss, net includes $2.0 million of dividends received and an unrealized loss of $1.1 million for the three months ended September 30, 2024 related to the investment in DHT. During the third quarter of 2024, the Company invested $89.1 million for a passive, minority interest in DHT, a publicly traded crude tanker shipping company which owns a fleet of 28 Very Large Crude Carriers. The Company purchased 7,982,480 common shares in DHT, or 4.9% of the outstanding shares, in the open market at an average price of $11.17 per share during this period.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Income
(unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
In thousands of U.S. dollars except per share and share data	2024	2023	2024	2023
Revenue
Vessel revenue	$267,986	$291,179	$1,039,982	$1,004,909

Operating expenses
Vessel operating costs	(80,943)	(79,113)	(238,335)	(231,645)
Voyage expenses	(9,785)	(1,985)	(18,547)	(10,998)
Depreciation - owned or sale leaseback vessels	(45,512)	(47,016)	(140,099)	(129,704)
Depreciation - right of use assets	—	(4,136)	—	(22,139)
General and administrative expenses	(29,991)	(24,647)	(97,188)	(74,127)
Gain on sales of vessels	69,306	7,127	123,961	7,127
Total operating expenses	(96,925)	(149,770)	(370,208)	(461,486)
Operating income	171,061	141,409	669,774	543,423
Other (expenses) and income, net
Financial expenses	(20,883)	(49,698)	(91,204)	(136,950)
Financial income	2,859	6,071	12,977	14,615
Share of income from dual fuel tanker joint venture	3,706	2,544	6,552	4,940
Dividend income and fair value loss on financial assets measured at fair value through profit or loss, net	957	—	957	—
Other income and (expenses), net	1,005	42	1,161	(20)
Total other expense, net	(12,356)	(41,041)	(69,557)	(117,415)
Net income	$158,705	$100,368	$600,217	$426,008

Earnings per share

Basic	$3.31	$2.01	$12.18	$8.00
Diluted	$3.16	$1.93	$11.62	$7.68
Basic weighted average shares outstanding	47,941,734	49,906,783	49,285,618	53,235,165
Diluted weighted average shares outstanding (1)	50,150,721	51,943,617	51,644,038	55,482,321

(1) The computation of diluted earnings per share for the three and nine months ended September 30, 2024 and 2023, includes the effect of potentially dilutive unvested shares of restricted stock.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of
In thousands of U.S. dollars	September 30, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	$201,001	$355,551
Financial assets measured at fair value through profit or loss	88,047	—
Accounts receivable	169,893	203,500
Prepaid expenses and other current assets	11,632	10,213
Inventories	8,578	7,816
Assets held for sale	56,464	—
Total current assets	535,615	577,080
Non-current assets
Vessels and drydock	3,244,876	3,577,935
Other assets	59,485	65,440
Goodwill	8,197	8,197
Total non-current assets	3,312,558	3,651,572
Total assets	$3,848,173	$4,228,652
Current liabilities
Current portion of long-term debt	$126,422	$220,965
Lease liability - sale and leaseback vessels	8,543	206,757
Accounts payable	32,553	10,004
Accrued expenses and other liabilities	74,441	72,678
Total current liabilities	241,959	510,404
Non-current liabilities
Long-term debt	699,537	939,188
Lease liability - sale and leaseback vessels	66,921	221,380
Other long-term liabilities	—	3,974
Total non-current liabilities	766,458	1,164,542
Total liabilities	1,008,417	1,674,946
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	760	745
Additional paid-in capital	3,143,101	3,097,054
Treasury shares	(1,427,942)	(1,131,225)
Retained earnings	1,123,837	587,132
Total shareholders' equity	2,839,756	2,553,706
Total liabilities and shareholders' equity	$3,848,173	$4,228,652

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(unaudited)

	For the nine months ended September 30,
In thousands of U.S. dollars	2024	2023
Operating activities
Net income	$600,217	$426,008
Depreciation - owned or sale leaseback vessels	140,099	129,704
Depreciation - right of use assets	—	22,139
Equity settled share based compensation expense	46,062	28,838
Amortization of deferred financing fees	7,714	4,491
Non-cash debt extinguishment costs	3,010	6,126
Net gain on sales of vessels	(123,961)	(7,127)
Accretion of fair value measurement on debt assumed in business combinations	62	956
Fair value loss on financial assets measured at fair value through profit or loss	1,091	—
Share of income and gain on sale of vessel from dual fuel tanker joint venture	(6,552)	(4,940)
Dividend from DHT Holdings, Inc.	(2,047)	—
	665,695	606,195
Changes in assets and liabilities:
(Increase) / decrease in inventories	(762)	6,640
Decrease in accounts receivable	36,407	84,153
Increase in prepaid expenses and other current assets	(1,419)	(1,214)
Decrease in other assets	1,600	2,549
Increase / (decrease) in accounts payable	16,733	(5,658)
Decrease in accrued expenses	(6,312)	(12,998)
	46,247	73,472
Net cash inflow from operating activities	711,942	679,667
Investing activities
Net proceeds from sales of vessels	324,844	32,186
Distributions from dual fuel tanker joint venture	7,816	1,489
Investment in dual fuel tanker joint venture	(1,937)	—
Investment in DHT Holdings, Inc.	(89,137)	—
Dividend from DHT Holdings, Inc.	2,047	—
Drydock, scrubber, ballast water treatment system and other vessel related payments (owned and leased financed vessels)	(54,324)	(17,101)
Net cash inflow from investing activities	189,309	16,574
Financing activities
Debt repayments	(794,232)	(774,892)
Issuance of debt	99,000	1,011,632
Debt issuance costs	(340)	(28,742)
Principal repayments on lease liability - IFRS 16	—	(399,485)
Dividends paid	(63,512)	(39,072)
Repurchase of common stock	(296,717)	(477,644)
Net cash outflow from financing activities	(1,055,801)	(708,203)
Decrease in cash and cash equivalents	(154,550)	(11,962)
Cash and cash equivalents at January 1,	355,551	376,870
Cash and cash equivalents at September 30,	$201,001	$364,908

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three and nine months ended September 30, 2024 and 2023
(unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
Adjusted EBITDA(1) (in thousands of U.S. dollars except Fleet Data)	$166,080	$200,284	$736,866	$721,897

Average Daily Results
Fleet
TCE per revenue day (2)	$28,488	$28,313	$35,822	$32,631
Vessel operating costs per day (3)	$8,395	$7,669	$8,047	$7,529
Average number of vessels	104.8	112.1	108.1	112.7

LR2
TCE per revenue day (2)	$36,288	$29,856	$44,751	$37,509
Vessel operating costs per day (3)	$9,043	$8,129	$8,860	$7,901
Average number of vessels	39.0	39.0	39.0	39.0

MR
TCE per revenue day (2)	$24,823	$28,587	$31,665	$30,218
Vessel operating costs per day (3)	$8,092	$7,393	$7,639	$7,356
Average number of vessels	51.8	59.1	55.1	59.7

Handymax
TCE per revenue day (2)	$19,605	$22,875	$26,904	$29,292
Vessel operating costs per day (3)	$7,705	$7,568	$7,380	$7,246
Average number of vessels	14.0	14.0	14.0	14.0

Capital Expenditures
Drydock, scrubber, ballast water treatment system and other vessel related payments (in thousands of U.S. dollars)	$30,448	$3,556	$54,324	$17,101

(1)	See Non-IFRS Measures section below.
(2)	Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days vessels are part of the fleet less the number of days vessels are off-hire for drydock and repairs.
(3)	Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to vessels that are owned, operating under a lease financing arrangement, or bareboat chartered-in, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to vessels that are owned, operating under a lease financing arrangement, or bareboat chartered-in, not time chartered-in vessels.

Fleet list as of October 29, 2024

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
	Owned and sale leaseback vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax	N/A
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax	N/A
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax	N/A
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax	N/A
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax	N/A
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax	N/A
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax	N/A
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax	N/A
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax	N/A
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax	N/A
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax	N/A
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax	N/A
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax	N/A
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax	N/A
15	STI Duchessa	2014	49,990	—	Time Charter (5)	MR	No
16	STI Opera	2014	49,990	—	SMRP (2)	MR	No
17	STI Texas City	2014	49,990	—	SMRP (2) (7)	MR	Yes
18	STI Meraux	2014	49,990	—	SMRP (2)	MR	Yes
19	STI San Antonio	2014	49,990	—	SMRP (2) (7)	MR	Yes
20	STI Venere	2014	49,990	—	SMRP (2)	MR	Yes
21	STI Virtus	2014	49,990	—	SMRP (2)	MR	Yes
22	STI Aqua	2014	49,990	—	SMRP (2)	MR	Yes
23	STI Dama	2014	49,990	—	SMRP (2)	MR	Yes
24	STI Regina	2014	49,990	—	SMRP (2)	MR	Yes
25	STI St. Charles	2014	49,990	—	SMRP (2)	MR	Yes
26	STI Mayfair	2014	49,990	—	SMRP (2)	MR	Yes
27	STI Yorkville	2014	49,990	—	SMRP (2)	MR	Yes
28	STI Milwaukee	2014	49,990	—	SMRP (2)	MR	Yes
29	STI Battery	2014	49,990	—	SMRP (2)	MR	Yes
30	STI Soho	2014	49,990	—	SMRP (2)	MR	Yes
31	STI Memphis	2014	49,990	—	Time Charter (6)	MR	Yes
32	STI Gramercy	2015	49,990	—	SMRP (2)	MR	Yes
33	STI Bronx	2015	49,990	—	SMRP (2)	MR	Yes
34	STI Pontiac	2015	49,990	—	SMRP (2)	MR	Yes
35	STI Queens	2015	49,990	—	SMRP (2)	MR	Yes
36	STI Osceola	2015	49,990	—	SMRP (2)	MR	Yes
37	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR	Yes
38	STI Seneca	2015	49,990	—	SMRP (2)	MR	Yes
39	STI Westminster	2015	49,687	1B	SMRP (2)	MR	Yes
40	STI Brooklyn	2015	49,990	—	SMRP (2)	MR	Yes
41	STI Black Hawk	2015	49,990	—	SMRP (2)	MR	Yes
42	STI Galata	2017	49,990	—	SMRP (2)	MR	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
43	STI Bosphorus	2017	49,990	—	SMRP (2)	MR	No
44	STI Leblon	2017	49,990	—	SMRP (2)	MR	Yes
45	STI La Boca	2017	49,990	—	SMRP (2)	MR	Yes
46	STI San Telmo	2017	49,990	1B	SMRP (2)	MR	No
47	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR	No
48	STI Esles II	2018	49,990	1B	SMRP (2)	MR	No
49	STI Jardins	2018	49,990	1B	Time Charter (8)	MR	No
50	STI Magic	2019	50,000	—	SMRP (2)	MR	Yes
51	STI Mystery	2019	50,000	—	SMRP (2)	MR	Yes
52	STI Marvel	2019	50,000	—	SMRP (2)	MR	Yes
53	STI Magnetic	2019	50,000	—	Time Charter (9)	MR	Yes
54	STI Millennia	2019	50,000	—	SMRP (2)	MR	Yes
55	STI Magister	2019	50,000	—	SMRP (2)	MR	Yes
56	STI Mythic	2019	50,000	—	SMRP (2)	MR	Yes
57	STI Marshall	2019	50,000	—	Time Charter (10)	MR	Yes
58	STI Modest	2019	50,000	—	SMRP (2)	MR	Yes
59	STI Maverick	2019	50,000	—	SMRP (2)	MR	Yes
60	STI Miracle	2020	50,000	—	Time Charter (11)	MR	Yes
61	STI Maestro	2020	50,000	—	SMRP (2)	MR	Yes
62	STI Mighty	2020	50,000	—	SMRP (2)	MR	Yes
63	STI Maximus	2020	50,000	—	SMRP (2)	MR	Yes
64	STI Elysees	2014	109,999	—	SLR2P (3)	LR2	Yes
65	STI Madison	2014	109,999	—	SLR2P (3)	LR2	Yes
66	STI Park	2014	109,999	—	SLR2P (3)	LR2	Yes
67	STI Orchard	2014	109,999	—	SLR2P (3)	LR2	Yes
68	STI Sloane	2014	109,999	—	SLR2P (3)	LR2	Yes
69	STI Broadway	2014	109,999	—	SLR2P (3)	LR2	Yes
70	STI Condotti	2014	109,999	—	SLR2P (3)	LR2	Yes
71	STI Rose	2015	109,999	—	SLR2P (3)	LR2	Yes
72	STI Veneto	2015	109,999	—	SLR2P (3)	LR2	Yes
73	STI Alexis	2015	109,999	—	MPL (4)	LR2	Yes
74	STI Winnie	2015	109,999	—	SLR2P (3)	LR2	Yes
75	STI Oxford	2015	109,999	—	SLR2P (3)	LR2	Yes
76	STI Lauren	2015	109,999	—	SLR2P (3)	LR2	Yes
77	STI Connaught	2015	109,999	—	Time Charter (12)	LR2	Yes
78	STI Spiga	2015	109,999	—	MPL (4)	LR2	Yes
79	STI Kingsway	2015	109,999	—	SLR2P (3)	LR2	Yes
80	STI Solidarity	2015	109,999	—	SLR2P (3)	LR2	Yes
81	STI Lombard	2015	109,999	—	Time Charter (13)	LR2	Yes
82	STI Grace	2016	109,999	—	Time Charter (14)	LR2	Yes
83	STI Jermyn	2016	109,999	—	Time Charter (15)	LR2	Yes
84	STI Sanctity	2016	109,999	—	SLR2P (3)	LR2	Yes
85	STI Solace	2016	109,999	—	SLR2P (3)	LR2	Yes
86	STI Stability	2016	109,999	—	SLR2P (3)	LR2	Yes
87	STI Steadfast	2016	109,999	—	SLR2P (3)	LR2	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
88	STI Supreme	2016	109,999	—	SLR2P (3)	LR2	Yes
89	STI Symphony	2016	109,999	—	SLR2P (3)	LR2	Yes
90	STI Gallantry	2016	113,000	—	SLR2P (3)	LR2	Yes
91	STI Goal	2016	113,000	—	SLR2P (3)	LR2	Yes
92	STI Guard	2016	113,000	—	Time Charter (16)	LR2	Yes
93	STI Guide	2016	113,000	—	Time Charter (17)	LR2	Yes
94	STI Selatar	2017	109,999	—	SLR2P (3)	LR2	Yes
95	STI Rambla	2017	109,999	—	SLR2P (3)	LR2	Yes
96	STI Gauntlet	2017	113,000	—	Time Charter (18)	LR2	Yes
97	STI Gladiator	2017	113,000	—	Time Charter (17)	LR2	Yes
98	STI Gratitude	2017	113,000	—	Time Charter (19)	LR2	Yes
99	STI Lobelia	2019	110,000	—	SLR2P (3)	LR2	Yes
100	STI Lotus	2019	110,000	—	SLR2P (3)	LR2	Yes
101	STI Lily	2019	110,000	—	SLR2P (3) (7)	LR2	Yes
102	STI Lavender	2019	110,000	—	Time Charter (20)	LR2	Yes

	Total Fleet DWT		7,302,292

(1)	This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is operated by Scorpio Commercial Management S.A.M. (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in the Scorpio MR Pool, or SMRP. SMRP is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in the Scorpio LR2 Pool, or SLR2P. SLR2P is operated by SCM. SLR2P and SCM are related parties to the Company.
(4)	This vessel operates in the Mercury Pool Limited, or MPL. MPL is operated by SCM. MPL and SCM are related parties to the Company.
(5)	This vessel commenced a time charter in October 2022 for three years at an average rate of $25,000 per day.
(6)	This vessel commenced a time charter in June 2022 for three years at an average rate of $21,000 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $30,000 per day, the next six months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $22,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $24,000 per day.
(7)	The Company has entered into an agreement to sell this vessel which is expected to close in the fourth quarter of 2024.
(8)	This vessel commenced a time charter in October 2024 for three years at a rate of $29,550 per day.
(9)	This vessel commenced a time charter in July 2022 for three years at an average rate of $23,000 per day. The daily rate is the average rate over the three-year period, which is payable in years one, two, and three at $30,000 per day, $20,000 per day, and $19,000 per day, respectively. The charterers have the option to extend the term of this agreement for an additional year at $24,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $26,000 per day.
(10)	This vessel commenced a time charter in July 2022 for three years at a rate of $23,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $24,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $25,000 per day. If this second option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $26,000 per day.
(11)	This vessel commenced a time charter in August 2022 for three years at a rate of $21,000 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $30,000 per day, the next six months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $22,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $24,000 per day.
(12)	In April 2023, STI Connaught replaced STI Goal on a time charter which initially commenced in August 2022 for three years at a rate of $30,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $32,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $34,000 per day.
(13)	This vessel commenced a time charter in September 2022 for three years at an average rate of $32,750 per day. The charterer has the option to extend the term of this agreement for an additional year at $34,750 per day. If this option is declared, the charterer has the option to further extend the term of this agreement for an additional year at $36,750 per day.
(14)	This vessel commenced a time charter in December 2022 for three years at an average rate of $37,500 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $47,000 per day, the next 6 months are payable at $28,000 per day, and years two and three are payable at $37,500 per day.
(15)	This vessel commenced a time charter in April 2023 for three years at a rate of $40,000 per day. The charterer has the option to extend the term of this agreement for an additional year at $42,500 per day.
(16)	This vessel commenced a time charter in July 2022 for five years at a rate of $28,000 per day.
(17)	This vessel commenced a time charter in July 2022 for three years at an average rate of $28,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $31,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.
(18)	This vessel commenced a time charter in November 2022 for three years at an average rate of $32,750 per day.
(19)	This vessel commenced a time charter in May 2022 for three years at an average rate of $28,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $31,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.
(20)	This vessel commenced a time charter in December 2022 for three years at an average rate of $35,000 per day.
Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and the amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
The Company's dividends paid during 2023 and 2024 were as follows:

Date paid	Dividend per common share
March 2023	$0.20
June 2023	$0.25
September 2023	$0.25
December 2023	$0.35
March 2024	$0.40
June 2024	$0.40
September 2024	$0.40

On October 28, 2024, the Company's Board of Directors declared a quarterly cash dividend of $0.40 per common share, with a payment date of December 13, 2024 to all shareholders of record as of November 22, 2024 (the record date). As of October 28, 2024, there were 50,525,001 common shares of the Company outstanding.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns or lease finances 102 product tankers (39 LR2 tankers, 49 MR tankers and 14 Handymax tankers) with an average age of 8.6 years. The Company has entered into agreements to sell three of its vessels (two MR tankers and an LR2 tanker), which are expected to close in the fourth quarter of 2024. Additional information about the Company is available at the Company's website www.scorpiotankers.com. Information on the Company’s website does not constitute a part of and is not incorporated by reference into this press release.

Non-IFRS Measures
Reconciliation of IFRS Financial Information to Non-IFRS Financial Information
This press release describes time charter equivalent revenue, or TCE revenue, adjusted net income or loss, and adjusted EBITDA, which are not measures prepared in accordance with IFRS ("Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors and other users of our financial statements, such as our lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.
The Company believes that the presentation of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful to investors or other users of our financial statements, such as our lenders, because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries.
TCE revenue, on a historical basis, is reconciled above in the section entitled "Explanation of Variances on the Third Quarter of 2024 Financial Results Compared to the Third Quarter of 2023". The Company has not provided a reconciliation of forward-looking TCE revenue because the most directly comparable IFRS measure on a forward-looking basis is not available to the Company without unreasonable effort.
Reconciliation of Net Income to Adjusted Net Income

	For the three months ended September 30, 2024
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net income	$158,705	$3.31		$3.16
Adjustments:
Gain on sales of vessels	(69,306)	(1.45)		(1.38)
Gain on sale of vessel within joint venture	(2,821)	(0.06)		(0.06)
Fair value loss on financial assets measured at fair value through profit or loss	1,091	0.02		0.02
Adjusted net income	$87,669	$1.83	(1)	$1.75	(1)

(1) Summation difference due to rounding

	For the three months ended September 30, 2023
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$100,368	$2.01	$1.93
Adjustments:
Write-offs of deferred financing fees and debt extinguishment costs	5,999	$0.12	$0.12
Gain on sales of vessels	(7,127)	(0.14)	(0.14)
Adjusted net income	$99,240	$1.99	$1.91

	For the nine months ended September 30, 2024
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net income	$600,217	$12.18		$11.62
Adjustments:
Write-offs of deferred financing fees and debt extinguishment costs	8,072	0.16		0.16
Gain on sales of vessels	(123,961)	(2.52)		(2.40)
Gain on sale of vessel within joint venture	(2,821)	(0.06)		(0.05)
Fair value loss on financial assets measured at fair value through profit or loss	1,091	0.02		0.02
Adjusted net income	$482,598	$9.79	(1)	$9.34	(1)

(1) Summation difference due to rounding

	For the nine months ended September 30, 2023
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$426,008	$8.00	$7.68
Adjustments:
Write-offs of deferred financing fees and debt extinguishment costs	9,253	0.17	0.17
Gain on sales of vessels	(7,127)	$(0.13)	$(0.13)
Adjusted net income	$428,134	$8.04	$7.72

Reconciliation of Net Income to Adjusted EBITDA

	For the three months ended September 30,		For the nine months ended September 30,
In thousands of U.S. dollars	2024	2023	2024	2023
Net Income	$158,705	$100,368	$600,217	$426,008
Financial expenses	20,883	49,698	91,204	136,950
Financial income	(2,859)	(6,071)	(12,977)	(14,615)
Depreciation - owned or lease financed vessels	45,512	47,016	140,099	129,704
Depreciation - right of use assets	—	4,136	—	22,139
Equity settled share based compensation expense	16,923	12,264	46,062	28,838
Gain on sales of vessels	(69,306)	(7,127)	(123,961)	(7,127)
Gain on sale of vessel within joint venture	(2,821)	—	(2,821)	—
Dividend income and fair value loss on financial assets measured at fair value through profit or loss, net	(957)	—	(957)	—
Adjusted EBITDA	$166,080	$200,284	$736,866	$721,897

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies in response to epidemics and other public health concerns including any effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including the impact of the conflict in Ukraine and the developments in the Middle East, including the armed conflict between Israel and Hamas, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company's filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Contact Information

Scorpio Tankers Inc.
James Doyle - Head of Corporate Development & Investor Relations
Tel: +1 646-432-1678
Email: investor.relations@scorpiotankers.com